                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MEXICAN RESTAURANTS, INC.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   14712P104
                                 --------------
                                 (Cusip Number)

                                 Carl D. Roston
                       Akerman, Senterfitt & Eidson, P.a.
                    Suntrust International Center, 28th Floor
                           One Southeast Third Avenue
                                 Miami, FL 33131
                                 (305) 374-5600

--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 21, 2001

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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]


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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 1 of 8
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           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            Tex-Mex Partners, L.C.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)        [ ]
                                                                 (b)        [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                             State of Texas
--------------------------------------------------------------------------------
NUMBER OF             7.    SOLE VOTING POWER                          376,487
SHARES             -------------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER                              0
OWNED BY           -------------------------------------------------------------
EACH
REPORTING             9.   SOLE DISPOSITIVE POWER                      376,487
PERSON WITH        -------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                          0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  376,487 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  9.66%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  00
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 2 of 8
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           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                       Textor Second Tier Limited Partnership
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)        [ ]
                                                                (b)        [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              WC
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                7.    SOLE VOTING POWER                       108,150
SHARES                  --------------------------------------------------------
BENEFICIALLY             8.    SHARED VOTING POWER                           0
OWNED BY                --------------------------------------------------------
EACH                     9.    SOLE DISPOSITIVE POWER                  108,150
REPORTING               --------------------------------------------------------
PERSON WITH             10.    SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  108,150 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  3.07%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  PN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 3 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                            Textor Second Tier, Inc.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                 7.     SOLE VOTING POWER                     108,150
SHARES                   -------------------------------------------------------
BENEFICIALLY              8.     SHARED VOTING POWER                         0
OWNED BY                 -------------------------------------------------------
EACH                      9.     SOLE DISPOSITIVE POWER                108,150
REPORTING                -------------------------------------------------------
PERSON WITH              10.     SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  108,150 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  3.07%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 4 of 8
--------------------------------------------------------------------------------
           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            Textor First Tier, Inc.
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                                              State of Nevada
--------------------------------------------------------------------------------
NUMBER OF                  7.    SOLE VOTING POWER                     108,150
SHARES                    ------------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                         0
OWNED BY                  ------------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                108,150
REPORTING                 ------------------------------------------------------
PERSON WITH               10.    SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  108,150 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  3.07%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 14712P104                                                Page 5 of 8
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           1.             NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                                            John C. Textor
--------------------------------------------------------------------------------
           2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)         [ ]
                                                               (b)         [X]
--------------------------------------------------------------------------------
           3.             SEC USE ONLY
--------------------------------------------------------------------------------
           4.             SOURCE OF FUNDS*
                                              Not Applicable
--------------------------------------------------------------------------------
           5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
           6.             CITIZENSHIP OR PLACE OR ORGANIZATION
                            United States of America
--------------------------------------------------------------------------------
NUMBER OF                  7.    SOLE VOTING POWER                     484,637
SHARES                   -------------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                         0
OWNED BY                 -------------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                484,637
REPORTING                -------------------------------------------------------
PERSON WITH               10.    SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
         11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                  484,637 shares
--------------------------------------------------------------------------------
         12.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
--------------------------------------------------------------------------------
         13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  12.43%
--------------------------------------------------------------------------------
         14.           TYPE OF REPORTING PERSON*
                                  IN
--------------------------------------------------------------------------------


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                                                                     Page 6 of 8

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 amends the Statement on Schedule 13D dated March 5, 1998 of Tex-Mex Partners, L.C. ("Tex-Mex"), Textor Second Tier Limited Partnership ("Second LP"), Textor Second Tier, Inc. ("Second GP") and Textor First Tier, Inc. ("First Tier Inc."), as amended on January 11, 2001 and September 18, 2001, with respect to the common stock (the "Common Stock") of Mexican Restaurants, Inc. (the "Company").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby deleted in its entirety and restated as follows:

"As of the date hereof, Tex-Mex has the right to acquire, pursuant to the warrants it has acquired from the Company and Mr. Forehand, up to 376,487 shares of Common Stock (the "Warrants"). As a result of the rights created by the Warrants, Tex-Mex has beneficial ownership, sole voting power and sole dispositive power with respect to 376,487 shares of Common stock, constituting approximately 9.66% of the 3,899,392 shares of Common Stock that would be outstanding upon the conversion of the Warrants (currently there are 3,522,905 shares of Common Stock outstanding).

As of the date hereof, Second LP has beneficial ownership, sole voting power and sole dispositive power of 108,150 shares of Common Stock. Second LP has disposed of 123,850 Shares in the open market occurring within the last 60 days as follows:

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                                                                     Page 7 of 8


 Date of                         Number of                         Sale
  Sale                            Shares                           Price
 -------                         ---------                         -----

 8/21/01                           8,750                            3.35
 8/21/01                          14,800                            3.36
 8/21/01                           1,500                            3.37
 8/21/01                           9,000                            3.38
 8/21/01                           6,000                            3.39
 8/21/01                           8,600                            3.41
 8/21/01                           2,500                            3.44
 8/27/01                          24,700                            3.50
 8/27/01                             200                            3.52
 8/27/01                             100                            3.54
 8/27/01                             200                            3.58
 8/28/01                          21,700                            3.50
 8/28/01                           3,000                            3.52
 8/28/01                             100                            3.54
  9/5/01                             500                            3.50
  9/5/01                             100                            3.51
  9/5/01                           3,100                            3.52
  9/5/01                           7,000                            3.57
  9/5/01                           2,000                            3.58
  9/5/01                           1,000                            3.60
  9/5/01                           9,000                            3.64

As of the date hereof, each of First Tier Inc. and Second GP have sole voting power and sole dispositive power of 108,150 shares of Common Stock by virtue of being the sole shareholder and the general partner, respectively, of Second LP. As such, First Tier Inc. and Second GP may be deemed to have beneficial ownership of such shares, constituting approximately 3.07% of the 3,522,905 outstanding shares of Common Stock, and each disclaims any beneficial ownership in such shares of Common Stock.

As of the date hereof and by virtue of the Warrants, Mr. Textor has sole voting power and sole dispositive power of 376,487 shares of Common Stock and may be deemed to have beneficial ownership with respect to such number of shares of Common Stock. Additionally, Mr. Textor, by virtue of being the indirect sole shareholder of the general partner of Second LP, has sole voting power and sole dispositive power with respect to the 108,150 shares of Common Stock of which Second LP is the record owner and may be deemed to have beneficial ownership with respect to such number of shares of Common Stock. As a result, Mr. Textor may be deemed to have beneficial ownership of Common Stock which would constitute approximately 12.43% of the outstanding shares of Common Stock upon the conversion of the Warrants.

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                                                                     Page 8 of 8



SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2001
                                        TEX-MEX PARTNERS, L.C.


                                        By: /s/ John C. Textor
                                            ------------------------------------
                                            Name:  John C. Textor
                                            Its:   Managing Partner



                                        TEXTOR SECOND TIER LIMITED
                                         PARTNERSHIP
                                        By:  TEXTOR SECOND TIER, INC.
                                        Its:  General Partner


                                            By: /s/ John C. Textor
                                                --------------------------------
                                                Name:  John C. Textor
                                                Its:   President



                                        TEXTOR SECOND TIER, INC.


                                        By: /s/ John C. Textor
                                            ------------------------------------
                                            Name:  John C. Textor
                                            Its:   President

                                         /s/ John C. Textor
                                         ---------------------------------------
                                         By: John C. Textor